

April 8, 2024

Todd Fister
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

      Re: Owens Corning
          Form 10-K for the year ended December 31, 2023
          Form 8-K filed on February 14, 2024
          File No. 001-33100

Dear Todd Fister:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on February 14, 2024

Exhibit 99.1

1.   We note you present Adjusted EBIT Margin and Adjusted EBITDA Margin but you do not present the most directly comparable GAAP measure, Net Earnings Margin, with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

2.   You indicate in Table 7 that the adjusting items under (a) in the reconciliations for Adjusted Earnings and Adjusted Diluted Earnings Per Share are included in Table 2; however, we note the adjusting items in Table 2 are not provided for each period you present Adjusted Earnings and Adjusted Diluted Earnings Per Share in Table 7. Please ensure all non-GAAP adjustments are appropriately provided for all periods presented.

3. We note you present Free Cash Flow Conversion in Table 8 but you do clearly identify it as a non-GAAP financial measure or present the most directly comparable GAAP measure, based on Net Earnings rather than Adjusted Earnings, with equal or greater prominence. For each non-GAAP financial measure you present, please properly title the measure and present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Form 10-K for the year ended December 31, 2023

Consolidated Financial Statements
16. Contingent Liabilities and Other Matters, page 105

4. In the first paragraph, we note you disclose "management believes that the amount of any reasonably possible losses in excess of any amounts accrued, if any, with respect to such Proceedings or any other known claim, including the matters described below under the caption Environmental Matters (the "Environmental Matters"), are not material to the Company's financial statements"; however, in the last sentence of the third paragraph, you disclose "it is reasonably possible that additional product recall costs could be incurred that exceed the estimated liability by amounts that could be material to our consolidated financial statements". These disclosures appear inconsistent and potentially confusing. Please correct the inconsistency. In addition, to the extent you believe it is reasonably possible that losses exceeding amounts accrued could be material to your consolidated financial statements, provide a range for such losses or, if applicable, disclose a range cannot be provided and explain the nature, extent, and timing of the additional information that is required for you to provide an estimated loss range.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing